University General Health System, Inc.

7501 Fannin Street

Houston, Texas 77054

(713) 375-7100

September 17, 2012

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg

  Senior Assistant Chief Accountant

  Division of Corporation Finance

Re:	University General Health System, Inc.

  Form 10-K for the Year Ended December 31, 2011

  Filed April 16, 2012

  Form 10-Q for the Quarterly Period Ended June 30, 2012

  Filed August 14, 2012

  File No. 000-54064

Dear Mr. Rosenberg:

This letter confirms receipt of your comment letter dated September 10, 2012 addressed to University General’s Mike Griffin on the above-referenced documents.

As discussed with Ms. Christine Allen last week, University General will respond to Comments 1 through 6 on or before October 8, 2012 (including any required filings on Form 8-K) and will respond to Comment 7 on or before October 29, 2012.

Please let me (713-375-7106) or University General’s Chief Financial Officer, Mike Griffin (713-375-7005), know if you have any questions or need further clarification.

Respectfully,

/s/ Edward T. Laborde, Jr.

Edward T. Laborde, Jr.